SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Interim Consolidated Financial Results (April 1, 2007 – September 30, 2007) filed with the Tokyo Stock Exchange on Tuesday, November 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 6, 2007	By	/s/ Yasuhiko Fujiki
Yasuhiko Fujiki
Director
President, Chief Operating Officer and Chief Financial Officer
ORIX Corporation

Consolidated Financial Results

April 1, 2007 – September 30, 2007

November 6, 2007

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 115.43 to $1.00, the approximate exchange rate prevailing at September 30, 2007.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4.Business Risks” of the “Summary of Consolidated Financial Results” herein.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: yui_takamatsu@orix.co.jp

Consolidated Financial Results from April 1, 2007 to September 30, 2007

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Six Months Ended September 30, 2007 and 2006, and the Year Ended March 31, 2007

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
September 30, 2007	568,064	3.1%	97,961	(26.7%)	128,536	(14.2%)	92,008	0.7%
September 30, 2006	550,786	24.9%	133,697	16.9%	149,870	13.7%	91,326	8.8%
March 31, 2007	1,138,934	22.8%	281,733	31.8%	315,641	26.9%	196,506	18.1%

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2007	1,006.25	981.15
September 30, 2006	1,014.29	977.73
March 31, 2007	2,177.10	2,100.93

1.	Equity in Net Income of Affiliates was a net gain of JPY 24,520 million for the six months ended September 30, 2007, a net gain of JPY 15,017 million for the six months ended September 30, 2006, and a net gain of JPY 31,946 million for the year ended March 31, 2007.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
September 30, 2007	8,878,006	1,266,994	14.3%	13,832.97
September 30, 2006	7,633,915	1,034,339	13.5%	11,470.78
March 31, 2007	8,207,187	1,194,234	14.6%	13,089.83

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
September 30, 2007	2,027	(557,731)	595,735	254,705
September 30, 2006	165,962	(520,853)	252,904	143,971
March 31, 2007	226,128	(802,278)	545,014	215,163

2. Dividends for the Years Ended March 31, 2007 (Unaudited)

Dividends Per Share
March 31, 2007	130.00

3. Forecasts for the Year Ending March 31, 2008 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2008	1,216,000	6.8%	353,000	11.8%	202,500	3.1%	2,210.88

4. Other Information

(1)	Changes in Significant Consolidated Subsidiaries	Yes	( )	No	( x )

(2)	Changes in Accounting Principles, Procedures and Disclosures
1.	Changes due to adoptions of new accounting standards	Yes	( x )	No	( )
2.	Other than those above	Yes	( )	No	( x )

(3)	Number of Outstanding Shares (Ordinary Shares)

1.	The number of outstanding shares, including treasury shares, was 91,843,773 as of September 30, 2007, 90,497,813 as of September 30, 2006, and 91,518,194 as of March 31, 2007.
2.	The number of treasury shares was 251,411 as of September 30, 2007, 326,211 as of September 30, 2006, and 284,484 as of March 31, 2007.

[Summary of Consolidated Financial Results]

Income before Income Taxes*	128,536 million yen (Down 14% year on year)
Net Income	92,008 million yen (Up 1% year on year)
Earnings Per Share (Basic)	1,006.25 yen (Down 1% year on year)
Earnings Per Share (Diluted)	981.15 yen (Up 0% year on year)
Shareholders’ Equity Per Share	13,832.97 yen (Up 6% on March 31, 2007)
ROE (Annualized)	15.0% (September 30, 2006: 18.4%)
ROA (Annualized)	2.15% (September 30, 2006: 2.46%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

1. Analysis of Financial Highlights

1-1. Financial Highlights for the Six Months Ended September 30, 2007

Economic Environment

The world economy as a whole has continued to recover and expand, in spite of concerns caused by the U.S. subprime mortgage loan problem. The U.S. economy showed signs of gradual economic recovery, despite concerns regarding the decrease in residential investment, supported by weak yet improving consumer spending and employment. The European economy continued its recovery trend, backed by an expansion in capital investment and steady consumer spending. In Asia, the Chinese economy, with the upcoming Beijing Olympics, continued to record high growth, and other countries across Asia also showed signs of economic expansion despite political instability in certain areas.

The Japanese economy maintained its trend of gradual economic recovery, despite the economic instability caused by the rise in oil prices, due to the expansion of private capital investment and improvement in employment levels stemming from strong corporate earnings.

Under the foregoing circumstances, financial highlights for the six months ended September 30, 2007 are as follows. Furthermore, the U.S. subprime mortgage loan problem had no direct impact on the Company, and the indirect effect on the Company as a result of the turmoil caused in the financial markets was limited.

Overview of Business Performance (April 1, 2007 to September 30, 2007)

Revenues: 568,064 million yen (Up 3% year on year)

Revenues increased 3% to 568,064 million yen compared with the same period of the previous fiscal year. Although revenues from “direct financing leases,” “brokerage commissions and net gains on investment securities,” “real estate sales” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “life insurance premiums and related investment income” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” decreased 17% to 38,744 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 19% to 25,981 million yen compared to 32,049 million yen in the same period of the previous fiscal year due to a lower level of operating assets resulting from securitizations made in the previous fiscal year, in addition to decreases in revenues from cancellations and revenues from sales of direct financing lease assets and decrease in gains from securitizations. Overseas, revenues were down 13% to 12,763 million yen compared to 14,704 million yen in the same period of the previous fiscal year due primarily to the lower level of operating assets.

Revenues from “operating leases” increased 19% to 145,544 million yen compared to the same period of the previous fiscal year. In Japan, revenues were up 14% to 106,226 million yen compared to 93,004 million yen in the same period of the previous fiscal year due to an expansion in automobile, real estate operating leases and precision measuring and other equipment rental operations. Overseas, revenues were up 33% to 39,318 million yen compared to 29,498 million yen in the same period of the previous fiscal year due to an expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 19% to 112,498 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 24% to 89,214 million yen compared to 71,828 million yen in the same period of the previous fiscal year due primarily to an expansion of loans to corporate customers, including non-recourse loans, as well as a contribution to revenues from the loan servicing operations. Overseas, revenues were up 1% to 23,284 million yen compared to 22,974 million yen in the same period of the previous fiscal year due to an expansion of loans to corporate customers, despite a decrease in revenues from interest on investment securities recorded in the second quarter of the previous fiscal year in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” decreased 19% to 15,047 million yen compared to the same period of the previous fiscal year. Although brokerage commissions increased 4% year on year, net gains on investment securities decreased 25% year on year due to a decrease in revenues from the venture capital operations and a decrease in revenues from our securities investment operations in The Americas segment.

Although life insurance premiums were flat year on year, revenues from “life insurance premiums and related investment income” were up 1% year on year to 64,149 million yen due to an increase in life insurance related investment income.

Although “real estate sales” were recorded in the Oceania region, “real estate sales” decreased 40% year on year to 40,592 million yen due mainly to a decrease in the number of condominiums sold to buyers in Japan compared to the same period in the previous fiscal year.

“Gains on sales of real estate under operating leases” were down 52% year on year to 5,839 million yen due to a decrease in gains on sales of office buildings and other real estate under operating leases not classified under discontinued operations (refer to (Note 1) below).

“Other operating revenues” increased 17% year on year to 145,651 million yen. In Japan, revenues were up 18% to 116,158 million yen compared to 98,805 million yen in the same period of the previous fiscal year due mainly to an increase in revenues associated with real estate management operations including golf courses and training facilities, and contributions from the beginning of this fiscal year from companies in which we invested in the previous fiscal year, as well as an expansion of revenues from the integrated facilities management operations and its related services. Overseas, revenues increased 15% to 29,493 million yen compared to 25,548 million yen in the same period of the previous fiscal year due to the recognition of ship-related revenues in the Asian region.

Note 1: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 470,103 million yen (Up 13% year on year)

Expenses increased 13% to 470,103 million yen compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” “selling, general and administrative expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased, “life insurance costs” and “costs of real estate sales” were down year on year.

“Interest expense” was up 38% year on year to 51,796 million yen due mainly to an increase in Japan. In Japan, “interest expense” increased 57% year on year due to higher interest rates as well as higher average debt levels. Overseas, “interest expense” increased 14% year on year due mainly to higher interest rates.

“Costs of operating leases” were up 22% year on year to 92,506 million yen accompanying the increase in operating lease assets.

“Life insurance costs” were down 3% year on year to 55,835 million yen.

“Costs of real estate sales” were down 33% year on year to 36,647 million yen along with the decrease in “real estate sales.”

“Other operating expenses” were up 27% year on year to 82,358 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 12% year on year to 133,078 million yen due to an increase in general and administrative expenses for write-downs of intangible assets, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and expenses associated with the expansion of existing operations.

“Provision for doubtful receivables and probable loan losses” almost quadrupled year on year to 14,132 million yen due to some reversals of the provision for doubtful receivables and probable loan losses in the same period of the previous fiscal year, in addition to factors including an increase in installment loans.

There were no “write-downs of long-lived assets” recorded in the first half of this fiscal year.

“Write-downs of securities” were up 75% year on year to 3,757 million yen.

Net Income: 92,008 million yen (Up 1% year on year)

“Operating income” was down 27% year on year to 97,961 million yen due to the reasons noted above.

“Equity in net income of affiliates” increased 63% to 24,520 million yen due to an increase in profits from equity method affiliates both in Japan and overseas, and an increase in earnings from investments in residential condominiums developed through certain joint ventures.

“Gains on sales of subsidiaries and affiliates and liquidation losses” more than quintupled year on year to 6,055 million yen, due to gains on sales of affiliates mainly in the Asian region.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 14% year on year to 128,536 million yen.

“Minority interests in earnings of subsidiaries, net” increased 33% year on year to 2,310 million yen.

“Income from continuing operations” decreased 14% year on year to 74,402 million yen.

“Discontinued operations (refer to (Note 1) on page 2), net of applicable tax effect” more than quadrupled year on year to 17,606 million yen due mainly to gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” increased 1% year on year to 92,008 million yen.

Segment Information

Segment profits (refer to (Note 2) below) declined for the “Corporate Financial Services,” “Automobile Operations,” “Real Estate-Related Finance,” “Life Insurance,” and “The Americas” segments; and increased for the “Rental Operations,” “Real Estate,” “Other” and “Asia, Oceania and Europe” segments compared to the same period of the previous fiscal year.

The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year (refer to (Note 1) below on page 16 of the Segment Information).

Note 2:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations before applicable tax effect and minority interests in earnings of subsidiaries. Tax expenses are not included in segment profits.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 9% year on year to 63,021 million yen due primarily to an expansion of loans to corporate customers, despite the decrease in gains from securitizations.

Segment profits decreased 41% to 17,313 million yen compared to 29,534 million yen in the same period of the previous fiscal year, despite an increase in segment revenues, due to increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year, in addition to the recognition of write-downs of intangible assets and a decrease in gains from securitizations.

Segment assets increased 9% on March 31, 2007 to 2,026,447 million yen due to the expansion of loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 7% year on year to 76,905 million yen due to an increase in revenues from operating leases, despite a decrease in revenues from direct financing leases in the automobile leasing operations.

Segment profits decreased 7% to 12,395 million yen compared to 13,386 million yen in the same period of the previous fiscal year due to an increase in expenses accompanying an increase in revenues from operating leases, in addition to an increase in “interest expenses” and “selling, general and administrative expenses,” including advertisement costs.

Segment assets increased 5% on March 31, 2007 to 538,793 million yen due to an expansion of operating lease assets.

Rental Operations Segment:

Segment revenues were up 16% year on year to 37,524 million yen due to an increase in revenues from operating leases including precision measuring and other equipment.

Segment profits increased 51% to 5,896 million yen compared to 3,897 million yen in the same period of the previous fiscal year, as there were no losses on the sale of investment securities, which were recorded in the same period of the previous fiscal year, and due to an increase in segment revenues.

Segment assets decreased 2% on March 31, 2007 to 118,950 million yen due to a decrease in investment in direct financing leases, despite an increase in operating lease assets.

Real Estate-Related Finance Segment:

Segment revenues increased 17% year on year to 44,627 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, despite a decrease in revenues from real estate sales and gains from securitizations.

Segment profits decreased 3% to 20,405 million yen compared to 21,021 million yen in the same period of the previous fiscal year, despite an increase in segment revenues, due to a decrease in gains from real estate sales and gains from securitizations, in addition to the increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year.

Segment assets increased 20% on March 31, 2007 to 1,824,442 million yen due to an increase in corporate loans, including non-recourse loans.

Real Estate Segment:

Segment revenues decreased 1% year on year to 140,359 million yen due to a decrease in real estate sales as a result of a decrease in the number of condominiums sold to buyers, despite an increase in revenues associated with real estate rental activities, including office buildings, and management operations, including golf courses and training facilities, and an increase in gains from sales of real estate under operating leases.

Segment profits increased 32% to 41,010 million yen compared to 31,129 million yen in the same period of the previous fiscal year due mainly to an increase in gains on sales of real estate under operating leases, in addition to an increase in the contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method. The total number of condominiums sold to buyers was 1,545 units in the first half of this fiscal year compared with 1,972 units in the first half of the previous fiscal year.

Segment assets increased 7% on March 31, 2007 to 962,998 million yen due mainly to an expansion of operating assets, including operating lease assets.

Life Insurance Segment:

Although revenues from life insurance premiums were flat year on year, segment revenues were up 1% year on year to 64,149 million yen, due to an increase in life insurance related investment income.

Segment profits decreased 12% to 2,983 million yen compared to 3,379 million yen in the same period of the previous fiscal year due to an increase in “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the same period of the previous fiscal year, despite an increase in segment revenues.

Segment assets increased 1% on March 31, 2007 to 513,624 million yen.

Other Segment:

Although revenues from venture capital operations decreased, segment revenues increased 5% year on year to 59,583 million yen due to contributions from the beginning of this fiscal year from companies in which we invested in the previous fiscal year.

Segment profits increased 16% to 21,415 million yen compared to 18,432 million yen in the same period of the previous fiscal year due to an increase in contributions from equity method affiliates in Japan.

Segment assets increased 1% on March 31, 2007 to 778,789 million yen.

Overseas Operations

The Americas Segment:

Segment revenues decreased 8% year on year to 51,732 million yen due to a decrease in one-off contributions made by gains on investment securities and interest on investment securities in the second quarter of this fiscal year, which were recorded in the second quarter of the previous fiscal year, despite an increase in revenues associated with corporate loans and an increase in gains from the sale of real estate under operating leases. Furthermore, as mentioned under the above item “Economic Environment,” the U.S. subprime mortgage loan problem had no direct impact, and the indirect effect was limited.

Segment profits decreased 38% to 11,118 million yen compared to 17,922 million yen in the same period of the previous fiscal year accompanying a decrease in segment revenues.

Segment assets increased 4% on March 31, 2007 to 507,633 million yen due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment:

Segment revenues were up 37% year on year to 64,873 million yen due to an expansion of operating leases, including automobile leasing, and the recognition of real estate sales and ship-related revenues.

Segment profits increased 47% to 26,397 million yen compared to 17,926 million yen in the same period of the previous fiscal year due to an increase in segment revenues, in addition to an increase in contributions from equity method affiliates. Furthermore, there was a recognition of gains on sales of affiliates.

Segment assets were down 7% on March 31, 2007 to 583,761 million yen, due to a decrease in investment in affiliates, despite an increase in investment in direct financing leases and operating lease assets.

Summary of Second Quarter (Three Months Ended September 30, 2007)

In the second quarter of this fiscal year revenues increased 3,758 million yen year on year.

Revenues from “direct financing leases” were down compared to the second quarter of the previous fiscal year due to a decrease in operating assets and reduced contribution from gains on securitizations. Revenues from “operating leases” and “interest on loans and investment securities” were up due to an increase in operating assets compared to the second quarter of the previous fiscal year. “Brokerage commissions and net gains on investment securities” were down compared to the second quarter of the previous fiscal year. Although life insurance premiums were flat year on year, “life insurance premiums and related investment income” were down compared to the second quarter of the previous fiscal year due to a decrease in life insurance related investment income. “Real estate sales” decreased year on year due to a decrease in the number of condominiums sold to buyers in the second quarter of this fiscal year compared to the second quarter of the previous fiscal year. “Gains on sales of real estate under operating leases” were down year on year. “Other operating revenues” were up year on year due to contributions from newly acquired companies as well as an increase in revenues associated with our real estate management operations, including training facilities and golf courses.

Expenses were up 23,074 million yen compared to the second quarter of the previous fiscal year.

“Interest expense” was up year on year due to higher average debt levels and higher interest rates. “Costs of operating leases” were up year on year in line with the increase in operating assets. “Life insurance costs” were down compared with the second quarter of the previous fiscal year. “Costs of real estate sales” decreased compared to the second quarter of the previous fiscal year due to the corresponding increase in “real estate sales.” “Other operating expenses” increased compared to the second quarter of the previous fiscal year due to the corresponding increase in “other operating revenues.” “Selling, general and administrative expenses” were up year on year as a result of an increase in related expenses associated with an increase in the number of employees as a result of an effort to expand our sales platform primarily in Japan, as well as an increase in expenses from newly acquired companies. “Provision for doubtful receivables and probable loan losses” increased compared to the second quarter of the previous fiscal year, due to some reversals of the provision for doubtful receivables and probable loan losses in the second quarter of the previous fiscal year, and reflecting an increase in installment loans. There were no “write-downs of long-lived assets” recorded in the second quarter of this fiscal year. “Write-downs of securities” increased year on year.

The foregoing changes resulted in a decrease in “operating income” by 19,316 million yen to 45,345 million yen compared with the second quarter of the previous fiscal year.

“Equity in net income of affiliates” and “gains on sales of subsidiaries and affiliates and liquidation loss” increased year on year. “Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased by 13,014 million yen to

58,065 million yen.

“Minority interests in earnings of subsidiaries” of 1,348 million yen were recorded in the second quarter, and as a result, “income from continuing operations” decreased by 7,660 million yen to

33,362 million yen.

“Discontinued operations, net of applicable tax effect” added 12,868 million yen and “net income” in the second quarter of this fiscal year rose by 2,007 million yen to 46,230 million yen compared with “net income” of 44,223 million yen in the second quarter of the previous fiscal year.

1-2. Outlook and Forecasts for the Fiscal Year Ending March 31, 2008

In terms of the business environment for the fiscal year ending March 31, 2008, while overseas the adjustment of the housing market is expected to continue and concerns about an economic slowdown may increase in the U.S., the European economy is expected to remain strong, and the Asian economy, led by China, is also expected to continue to expand. In Japan, a continuation of gradual economic expansion is expected due to a steady trend in capital investments, as well as a moderate increase in interest rates.

Under such economic environment, we have not revised our forecast for the fiscal year ending March 31, 2008, announced on May 10, 2007, of “total revenues” of 1,216,000 million yen (up 6.8% compared with the fiscal year ended March 31, 2007), “income before income taxes” of 353,000 million yen (up 11.8%), and “net income” of 202,500 million yen (up 3.1%).

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to accurately estimate figures, such as earnings forecasts.

Therefore, readers are urged not to place undue reliance on these figures, as they may differ materially from the actual financial results.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” (includes additional items listed on page 9) in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Analysis of Financial Condition

2-1. Analysis of Assets, Liabilities, Shareholders’ Equity and Cash Flows

Operating Assets: 7,215,127 million yen (Up 9% on March 31, 2007)

In the first half of this fiscal year, operating assets were up 9% on March 31, 2007 to 7,215,127 million yen. As a result of our selective process in accumulating quality operating assets (assets with appropriate risk and return), “investment in direct financing leases” was down on March 31, 2007, while “installment loans,” “investment in operating leases,” “investment in securities” and “other operating assets” increased.

We expect to continue to accumulate quality operating assets including “installment loans” for the fiscal year ending March 31, 2008.

Summary of Cash Flows

Cash and cash equivalents increased by 39,542 million yen to 254,705 million yen compared to March 31, 2007.

“Cash flows from operating activities” provided 2,027 million yen in the first half of this fiscal year due to the addition of non-cash items to “net income,” including “depreciation and amortization” and

“provision for doubtful receivables and probable loan losses,” despite outflows from “increase in loans held for sale” and “decrease in accrued expenses.”

“Cash flows from investing activities” used 557,731 million yen in the first half of this fiscal year and used 520,853 million yen in the first half of the previous fiscal year due mainly to an increase in outflows associated with the increase in “installment loans made to customers,” as a result of the expansion of loans to corporate customers, and the increase in “purchases of available-for-sale securities.”

“Cash flows from financing activities” provided 595,735 million yen in the first half of this fiscal year and provided 252,904 million yen in the first half of the previous fiscal year due to an increase in debt accompanying the increase in operating assets.

2-2. Trend in Cash Flow-Related Performance Indicators

	2006.3	2007.3	2007.9
Shareholders’ Equity Ratio	13.2%	14.6%	14.3%
Shareholders’ Equity Ratio based on Market Value	45.5%	34.1%	27.0%
Interest-bearing Debt to Cash Flow Ratio	36.2	24.3	1,504.9
Interest Coverage Ratio	2.3 times	2.8 times	0.04 times

Shareholders’ Equity Ratio: Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares /Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest-bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 3:	All figures have been calculated under consolidated basis.
Note 4:	Total Market Value of Listed Shares has been calculated based on the number of outstanding shares excluding treasury shares.
Note 5:	Cash Flow refers to cash flows from operating activities.
Note 6:	Interest-bearing Debt refers to all liabilities with payable interest listed on the consolidated balance sheet.

3. Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2007

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, and sustaining profit growth while maintaining financial stability, will lead to increased shareholder value.

ORIX’s current policy is to meet the needs of its shareholders by maximizing shareholder value through medium- and long-term profit growth and continuing to distribute stable dividends. Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act accordingly by considering factors such as changes in the economic environment, trend in stock prices, and financial situation.

Dividend distribution is scheduled once a year as a year-end dividend.

4. Business Risks

With the announcement of our interim results for the fiscal year ending March 31, 2008, additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on July 17, 2007, and the changes are shown below.

2. Risk related to our business overall

(1) Operational Risk

(ii) Risks related to computer and other information systems

We are highly reliant on computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Furthermore, we will develop data centers services and offer system environments for our customers as of November 1, 2007. System shutdowns, malfunctions or failures due to unexpected contingencies, the mishandling or fraudulent acts of employees or third parties, or infection by a computer virus could have an adverse effect on our operations, such as hindered receipt and payment of monies, leak or destruction of confidential information or personal information, ~~and~~ the generation of errors in information used for business decision-making and risk management, the leak and destruction of information belonging to our customers, and the suspension of services provided by our customers. In such event, our liquidity or that of the customer who relies on us for financing or payment ~~could be adversely affected~~, the customer who utilizes our data center services, and our relationship with the customer could ~~also~~ all be adversely affected. As a result, we could be sued or subject to administrative penalty or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or terrorism. Since information systems serve an increasingly important role in business activities, the risk of stoppage of the network or information system due to disaster or terrorism is increasing. If the network or information system stops, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of the network or the information system.

Furthermore, the item “4. Risks related to specific business (11) Risk related to legal proceedings against Korea Life Insurance Co.” found in “Risk Factors” will be deleted due to the sale of all of our shares in Korea Life Insurance Co. on September 28, 2007.

Consolidated Financial Highlights

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, except for share data)
Operating Assets	September 30, 2006	Year -on- year Change	September 30, 2007	Year -on- year Change	Relationship to March 31, 2007	March 31, 2007	Year -on- year Change
Investment in Direct Financing Leases	1,433,591	98%	1,240,575	87%	99%	1,258,404	88%
Installment Loans	3,252,274	131%	3,819,023	117%	109%	3,490,326	119%
Investment in Operating Leases	786,694	133%	953,117	121%	111%	862,049	120%
Investment in Securities	711,127	115%	1,034,337	145%	118%	875,581	128%
Other Operating Assets	135,401	137%	168,075	124%	110%	152,106	166%

Total	6,319,087	120%	7,215,127	114%	109%	6,638,466	113%

Operating Results
Total Revenues	550,786	125%	568,064	103%	—	1,138,934	123%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	149,870	114%	128,536	86%	—	315,641	127%
Net Income	91,326	109%	92,008	101%	—	196,506	118%
Earnings Per Share
Net Income
Basic	1,014.29	106%	1,006.25	99%	—	2,177.10	116%
Diluted	977 73	108%	981 15	100%	—	2 100 93	117%
Shareholders’ Equity Per Share	11,470.78	123%	13,832.97	121%	106%	13,089.83	123%

Financial Position
Shareholders’ Equity	1,034,339	126%	1,266,994	122%	106%	1,194,234	125%
Number of Outstanding Shares (thousands of shares)	90,172	102%	91,592	102%	100%	91,234	101%
Long-and Short-Term Debt and Deposits	5,193,763	122%	6,100,825	117%	111%	5,483,922	111%
Total Assets	7,633,915	121%	8,878,006	116%	108%	8,207,187	113%
Shareholders’ Equity Ratio	13.5%	—	14.3%	—	—	14.6%	—
Return on Equity (annualized)	18.4%	—	15.0%	—	—	18.3%	—
Return on Assets (annualized)	2 46%	—	2 15%	—	—	2 54%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	394,296	95%	349,458	89%	—	720,840	81%
New Equipment Acquisitions	351 249	95%	310 146	88%	—	636 723	80%
Installment Loans	1,089,342	139%	1,230,513	113%	—	2,226,282	121%
Operating Leases	170,646	152%	226,962	133%	—	348,561	110%
Investment in Securities	116,035	104%	319,123	275%	—	331,055	140%
Other Operating Transactions	121,919	219%	75,805	62%	—	215,409	163%

Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006	Year -on- year Change (%)	Six Months ended September 30, 2007	Year -on- year Change (%)	Year ended March 31, 2007	Year -on- year Change (%)	U.S. dollars Six Months ended September 30, 2007
Total Revenues :	550,786	125	568,064	103	1,138,934	123	4,921

Direct financing leases	46,753	100	38,744	83	90,266	94	336
Operating leases	122,502	116	145,544	119	253,708	122	1,261
Interest on loans and investment securities	94,802	125	112,498	119	201,531	126	975
Brokerage commissions and net gains on investment securities	18,534	91	15,047	81	70,684	145	129
Life insurance premiums and related investment income	63,767	93	64,149	101	132,835	96	556
Real estate sales	67,895	216	40,592	60	87,178	116	352
Gains on sales of real estate under operating leases	12,180	129	5,839	48	22,958	256	50
Other operating revenues	124,353	149	145,651	117	279,774	145	1,261

Total Expenses :	417,089	128	470,103	113	857,201	120	4,072

Interest expense	37,448	134	51,796	138	81,307	138	449
Costs of operating leases	76,084	116	92,506	122	163,427	123	801
Life insurance costs	57,436	99	55,835	97	115,565	98	484
Costs of real estate sales	55,006	198	36,647	67	73,999	112	317
Other operating expenses	64,821	120	82,358	127	147,693	120	713
Selling, general and administrative expenses	119,043	143	133,078	112	253,416	136	1,153
Provision for doubtful receivables and probable loan losses	3,557	53	14,132	397	13,798	85	122
Write-downs of long-lived assets	1,318	253	—	—	1,940	23	—
Write-downs of securities	2,142	80	3,757	175	5,592	123	33
Foreign currency transaction loss (gain), net	234	—	(6)	—	464	—	(0)

Operating Income	133,697	117	97,961	73	281,733	132	849

Equity in Net Income of Affiliates	15,017	96	24,520	163	31,946	100	212
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,156	64	6,055	524	1,962	72	53

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	149,870	114	128,536	86	315,641	127	1,114

Provision for Income Taxes	61,542	115	51,824	84	126,182	131	449

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	88,328	113	76,712	87	189,459	125	665

Minority Interests in Earnings of Subsidiaries, Net	1,737	182	2,310	133	4,796	149	20

Income from Continuing Operations	86,591	112	74,402	86	184,663	124	645

Discontinued Operations:
Income from discontinued operations, net	6,964		29,714		18,370		257
Provision for income taxes	(2,802)		(12,108)		(7,100)		(105)

Discontinued operations, net of applicable tax effect	4,162	61	17,606	423	11,270	64	152

Extraordinary Gain, Net of Applicable Tax Effect	573	—	—	—	573	—	—

Net Income	91,326	109	92,008	101	196,506	118	797

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended September 30, 2006 and 2007)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended September 30, 2006	Year -on- year Change (%)	Three Months ended September 30, 2007	Year -on- year Change (%)	U.S. dollars Three Months ended September 30, 2007
Total Revenues :	281,072	123	284,830	101	2,468

Direct financing leases	23,579	95	19,311	82	167
Operating leases	60,662	111	75,565	125	655
Interest on loans and investment securities	51,970	129	58,075	112	503
Brokerage commissions and net gains on investment securities	8,084	68	7,048	87	61
Life insurance premiums and related investment income	34,098	89	31,597	93	274
Real estate sales	38,870	320	23,238	60	201
Gains on sales of real estate under operating leases	770	21	9	1	0
Other operating revenues	63,039	147	69,987	111	607

Total Expenses :	216,411	132	239,485	111	2,075

Interest expense	19,730	135	26,958	137	234
Costs of operating leases	37,668	116	47,031	125	407
Life insurance costs	30,365	98	28,861	95	250
Costs of real estate sales	32,096	289	21,037	66	182
Other operating expenses	33,412	121	40,299	121	349
Selling, general and administrative expenses	60,477	141	66,415	110	576
Provision for doubtful receivables and probable loan losses	926	44	7,004	756	61
Write-downs of long-lived assets	1,318	253	—	—	—
Write-downs of securities	583	67	1,990	341	17
Foreign currency transaction loss (gain), net	(164)	—	(110)	67	(1)

Operating Income	64,661	99	45,345	70	393

Equity in Net Income of Affiliates	5,943	71	6,672	112	58
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	475	139	6,048	—	52

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	71,079	96	58,065	82	503

Provision for Income Taxes	29,209	97	23,355	80	202

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	41,870	95	34,710	83	301

Minority Interests in Earnings of Subsidiaries, Net	848	145	1,348	159	12

Income from Continuing Operations	41,022	95	33,362	81	289

Discontinued Operations:
Income from discontinued operations, net	4,340		21,766		189
Provision for income taxes	(1,712)		(8,898)		(77)

Discontinued operations, net of applicable tax effect	2,628	92	12,868	490	112

Extraordinary Gain, Net of Applicable Tax Effect	573	—	—	—	—

Net Income	44,223	96	46,230	105	401

Condensed Consolidated Balance Sheets

(As of September 30, 2006 and 2007, and March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)
	September 30, 2006	September 30, 2007	March 31, 2007	U.S. dollars September 30, 2007
Assets
Cash and Cash Equivalents	143,971	254,705	215,163	2,207
Restricted Cash	108,377	157,095	121,569	1,361
Time Deposits	453	1,502	913	13
Investment in Direct Financing Leases	1,433,591	1,240,575	1,258,404	10,747
Installment Loans	3,252,274	3,819,023	3,490,326	33,085
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(89,824)	(95,824)	(89,508)	(830)
Investment in Operating Leases	786,694	953,117	862,049	8,257
Investment in Securities	711,127	1,034,337	875,581	8,961
Other Operating Assets	135,401	168,075	152,106	1,456
Investment in Affiliates	344,937	311,594	367,762	2,699
Other Receivables	180,424	245,807	212,324	2,129
Inventories	158,181	235,427	216,150	2,040
Prepaid Expenses	46,496	59,459	54,855	515
Office Facilities	89,814	91,443	90,682	792
Other Assets	331,999	401,671	378,811	3,480

Total Assets	7,633,915	8,878,006	8,207,187	76,912

Liabilities and Shareholders’ Equity
Short-Term Debt	1,267,616	1,366,894	1,174,391	11,842
Deposits	349,346	456,960	446,474	3,959
Trade Notes, Accounts Payable and Other Liabilities	359,515	427,039	381,110	3,699
Accrued Expenses	87,509	93,025	122,202	806
Policy Liabilities	494,866	485,105	491,946	4,203
Current and Deferred Income Taxes	269,180	294,793	320,412	2,554
Security Deposits	158,778	169,377	174,196	1,467
Long-Term Debt	3,576,801	4,276,971	3,863,057	37,052

Total Liabilities	6,563,611	7,570,164	6,973,788	65,582

Minority Interests	35,965	40,848	39,165	354

Common Stock	89,705	101,962	98,755	883
Additional Paid-in Capital	110,098	123,698	119,402	1,072
Retained Earnings:
Legal reserve	2,220	2,220	2,220	19
Retained earnings	816,620	1,003,614	921,823	8,695
Accumulated Other Comprehensive Income	19,494	38,477	55,253	333
Treasury Stock, at Cost	(3,798)	(2,977)	(3,219)	(26)

Total Shareholders’ Equity	1,034,339	1,266,994	1,194,234	10,976

Total Liabilities and Shareholders’ Equity	7,633,915	8,878,006	8,207,187	76,912

	September 30, 2006	September 30, 2007	March 31, 2007	U.S. dollars September 30, 2007
Note : Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	42,995	61,201	72,994	530
Defined benefit pension plans	—	3,231	3,604	28
Minimum pension liability adjustments	(614)	—	—	—
Foreign currency translation adjustments	(24,975)	(27,185)	(22,620)	(236)
Net unrealized gains on derivative instruments	2,088	1,230	1,275	11

	19,494	38,477	55,253	333

Condensed Consolidated Statements of Shareholders’ Equity

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006	Six Months ended September 30, 2007	Year ended March 31, 2007	U.S. dollars Six Months ended September 30, 2007
Common Stock:
Beginning balance	88,458	98,755	88,458	856
Exercise of warrants and stock acquisition rights	785	847	2,259	7
Conversion of convertible bond	462	2,360	8,038	20

Ending balance	89,705	101,962	98,755	883

Additional Paid-in Capital:
Beginning balance	106,729	119,402	106,729	1,035
Exercise of warrants, stock acquisition rights and stock options	785	845	2,257	7
Conversion of convertible bond	462	1,848	6,250	16
Stock-based compensation	1,848	1,253	3,515	11
Other, net	274	350	651	3

Ending balance	110,098	123,698	119,402	1,072

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	733,386	921,823	733,386	7,986
Cash dividends	(8,092)	(11,863)	(8,092)	(103)
Net income	91,326	92,008	196,506	797
Capital transactions of equity-method investee	—	1,641	—	15
Other, net	—	5	23	0

Ending balance	816,620	1,003,614	921,823	8,695

Accumulated Other Comprehensive Income:
Beginning balance	27,603	55,253	27,603	478
Net change of unrealized gains on investment in securities	(7,861)	(11,793)	22,138	(102)
Defined benefit pension plans	—	(373)	—	(3)
Net change of minimum pension liability adjustments	18	—	(5)	—
Adjustment to initially apply FASB Statement No. 158	—	—	4,241	—
Net change of foreign currency translation adjustments	1,157	(4,565)	3,512	(40)
Net change of unrealized gains on derivative instruments	(1,423)	(45)	(2,236)	(0)

Ending balance	19,494	38,477	55,253	333

Treasury Stock:
Beginning balance	(4,750)	(3,219)	(4,750)	(28)
Exercise of stock options	953	104	1,518	1
Other, net	(1)	138	13	1

Ending balance	(3,798)	(2,977)	(3,219)	(26)

Total Shareholders’ Equity:
Beginning balance	953,646	1,194,234	953,646	10,346
Increase, net	80,693	72,760	240,588	630

Ending balance	1,034,339	1,266,994	1,194,234	10,976

Summary of Comprehensive Income:
Net income	91,326	92,008	196,506	797
Other comprehensive income (loss)	(8,109)	(16,776)	23,409	(145)

Comprehensive income	83,217	75,232	219,915	652

Condensed Consolidated Statements of Cash Flows

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006	Six Months ended September 30, 2007	Year ended March 31, 2007	U.S. dollars Six Months ended September 30, 2007
Cash Flows from Operating Activities:
Net income	91,326	92,008	196,506	797
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,193	81,641	152,667	707
Provision for doubtful receivables and probable loan losses	3,557	14,132	13,798	122
Decrease in policy liabilities	(8,842)	(6,841)	(11,762)	(59)
Gains from securitization transactions	(2,740)	(1,017)	(7,762)	(9)
Equity in net income of affiliates	(15,017)	(24,520)	(31,946)	(212)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,156)	(6,055)	(1,962)	(53)
Extraordinary gain	(573)	—	(573)	—
Minority interests in earnings of subsidiaries, net	1,737	2,310	4,796	20
Gains on sales of available-for-sale securities	(9,266)	(3,081)	(49,262)	(27)
Gains on sales of real estate under operating leases	(12,180)	(5,839)	(22,958)	(50)
Gains on sales of operating lease assets other than real estate	(6,515)	(9,272)	(12,105)	(80)
Write-downs of long-lived assets	1,318	—	1,940	—
Write-downs of securities	2,142	3,757	5,592	33
Decrease (increase) in restricted cash	64,452	(35,604)	51,299	(308)
Increase in loans held for sale	—	(34,616)	(52,811)	(300)
Decrease in trading securities	7,003	1,020	11,248	9
Increase in inventories	(28,645)	(13,795)	(85,899)	(120)
Increase in prepaid expenses	(5,536)	(4,603)	(13,708)	(40)
Increase (decrease) accrued expenses	(4,363)	(29,802)	36,594	(258)
Increase (decrease) in security deposits	7,201	(4,227)	21,182	(37)
Other, net	10,866	(13,569)	21,254	(117)

Net cash provided by operating activities	165,962	2,027	226,128	18

Cash Flows from Investing Activities:
Purchases of lease equipment	(536,368)	(542,390)	(1,031,591)	(4,699)
Principal payments received under direct financing leases	304,156	268,986	610,780	2,330
Net proceeds from securitization of lease receivables, loan receivables and securities	84,191	84,464	275,998	732
Installment loans made to customers	(1,089,193)	(1,188,028)	(2,173,322)	(10,292)
Principal collected on installment loans	724,812	848,128	1,554,422	7,348
Proceeds from sales of operating lease assets	78,592	130,748	158,396	1,133
Investment in affiliates, net	243	(14,829)	(6,000)	(129)
Proceeds from sales of investment in affiliates	5,984	82,077	7,905	711
Purchases of available-for-sale securities	(81,072)	(275,102)	(254,044)	(2,383)
Proceeds from sales of available-for-sale securities	28,965	38,920	105,829	337
Proceeds from redemption of available-for-sale securities	16,552	80,736	39,252	699
Purchases of other securities	(34,767)	(43,996)	(76,710)	(381)
Proceeds from sales of other securities	27,089	18,949	73,316	164
Purchases of other operating assets	(25,508)	(11,167)	(50,238)	(97)
Acquisitions of subsidiaries, net of cash acquired	(15,851)	(3,684)	(19,270)	(32)
Sales of subsidiaries, net of cash disposed	529	—	3,019	—
Other, net	(9,207)	(31,543)	(20,020)	(273)

Net cash used in investing activities	(520,853)	(557,731)	(802,278)	(4,832)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	97,585	(5,215)	(111,360)	(45)
Proceeds from debt with maturities longer than three months	1,086,631	1,451,814	2,230,830	12,578
Repayment of debt with maturities longer than three months	(938,003)	(866,339)	(1,655,581)	(7,505)
Net increase (decrease) in deposits due to customers	(3,941)	10,505	93,175	91
Issuance of common stock	1,570	1,692	4,516	14
Dividends paid	(8,092)	(11,863)	(8,092)	(103)
Net increase (decrease) in call money	16,200	15,000	(10,000)	130
Other, net	954	141	1,526	1

Net cash provided by financing activities	252,904	595,735	545,014	5,161

Effect of Exchange Rate Changes on Cash and Cash Equivalents	102	(489)	443	(4)

Net Increase (Decrease) in Cash and Cash Equivalents	(101,885)	39,542	(30,693)	343
Cash and Cash Equivalents at Beginning of Period	245,856	215,163	245,856	1,864

Cash and Cash Equivalents at End of Period	143,971	254,705	215,163	2,207

Segment Information

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

1. Segment Information by Sector/Location

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006			Six Months ended September 30, 2007			Year ended March 31, 2007
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	57,945	29,534	1,813,865	63,021	17,313	2,026,447	123,328	58,231	1,861,403
Automobile Operations	72,016	13,386	548,513	76,905	12,395	538,793	146,966	28,224	510,805
Rental Operations	32,412	3,897	124,363	37,524	5,896	118,950	67,859	10,869	121,621
Real Estate-Related Finance	38,222	21,021	1,328,367	44,627	20,405	1,824,442	82,345	44,682	1,517,927
Real Estate	142,129	31,129	768,622	140,359	41,010	962,998	245,336	51,236	901,237
Life Insurance	63,488	3,379	508,409	64,149	2,983	513,624	132,060	9,921	511,051
Other	56,928	18,432	685,067	59,583	21,415	778,789	145,443	60,387	773,595

Sub-Total	463,140	120,778	5,777,206	486,168	121,417	6,764,043	943,337	263,550	6,197,639

Overseas Operations
The Americas	56,360	17,922	470,165	51,732	11,118	507,633	119,940	31,315	487,900
Asia, Oceania and Europe	47,222	17,926	624,898	64,873	26,397	583,761	103,593	37,763	625,036

Sub-Total	103,582	35,848	1,095,063	116,605	37,515	1,091,394	223,533	69,078	1,112,936

Segment Total	566,722	156,626	6,872,269	602,773	158,932	7,855,437	1,166,870	332,628	7,310,575

Difference between Segment Totals and Consolidated Amounts	(15,936)	(6,756)	761,646	(34,709)	(30,396)	1,022,569	(27,936)	(16,987)	896,612

Consolidated Amounts	550,786	149,870	7,633,915	568,064	128,536	8,878,006	1,138,934	315,641	8,207,187

	U.S. dollars Six Months ended September 30, 2007
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	546	150	17,556
Automobile Operations	666	107	4,668
Rental Operations	325	51	1,030
Real Estate-Related Finance	387	177	15,806
Real Estate	1,216	355	8,343
Life Insurance	556	26	4,450
Other	516	186	6,746

Sub-Total	4,212	1,052	58,599

Overseas Operations
The Americas	448	96	4,398
Asia, Oceania and Europe	562	229	5,057

Sub-Total	1,010	325	9,455

Segment Total	5,222	1,377	68,054

Difference between Segment Totals and Consolidated Amounts	(301)	(263)	8,858

Consolidated Amounts	4,921	1,114	76,912

Note:	1. The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

2. The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations before applicable tax effect and minority interests in earnings of subsidiaries. Tax expenses are not included in segment profits.

Segment Information

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

2. Revenues from Overseas Customers

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006			Six Months ended September 30, 2007			Year ended March 31, 2007
	The Americas	Asia, Oceania and Europe	Total	The Americas	Asia, Oceania and Europe	Total	The Americas	Asia, Oceania and Europe	Total
Overseas Revenue	55,202	47,531	102,733	46,751	70,524	117,275	111,163	108,291	219,454
Consolidated Revenue			550,786			568,064			1,138,934
The Percentage of the Overseas
Revenue to Consolidated Revenue	10.1%	8.6%	18.7%	8.2%	12.4%	20.6%	9.8%	9.5%	19.3%

	U.S. dollars Six Months ended September 30, 2007
	The Americas	Asia, Oceania and Europe	Total
Overseas Revenue	405	611	1,016
Consolidated Revenue			4,921
The Percentage of the Overseas
Revenue to Consolidated Revenue	8.2%	12.4%	20.6%

Note:	Results of discontinued operations are not included in “Overseas Revenue.”

Per Share Data

(For the Six Months Ended September 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

	(millions of JPY, millions of US$)
	September 30, 2006	September 30, 2007	March 31, 2007	U.S. dollars September 30, 2007
Income from Continuing Operations	86,591	74,402	184,663	645
Effect of Dilutive Securities -
Convertible Bond	835	650	1,699	5

Income from Continuing Operations for Diluted EPS Computation	87,426	75,052	186,362	650

	(thousands of shares)
	September 30, 2006	September 30, 2007	March 31, 2007
Weighted-average Shares	90,039	91,436	90,260
Effect of Dilutive Securities -
Warrants	810	514	764
Convertible Bond	3,298	2,423	3,215
Treasury Stock	113	66	102

Weighted-average Shares for Diluted EPS Computation	94,260	94,439	94,341

	(JPY, US$)
	September 30, 2006	September 30, 2007	March 31, 2007	U.S. dollars September 30, 2007
Earnings Per Share for Income from Continuing Operations
Basic	961.71	813.70	2,045.89	7.05
Diluted	927.50	794.72	1,975.40	6.88
Shareholders’ Equity Per Share	11,470.78	13,832.97	13,089.83	119.84

[Significant Accounting Policies]

(New Accounting Pronouncement)

The Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”) on April 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FASB Interpretation No. 48 did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

Other than the above, there were no significant changes from the latest report.